                                                               File No. 69-292

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          ----------------------------

                             FORM U-3A-2/A FOR 2001

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                       UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                               QUESTAR CORPORATION
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

      Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company ("Questar Gas") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

      As a parent company, Questar provides certain administrative services, e.g., personnel, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has three direct subsidiaries:
Questar Regulated Services Company, a Utah corporation ("Regulated Services"); Questar Market Resources, Inc., a Utah corporation ("Market

Resources"); and Questar InfoComm, Inc., a Utah corporation ("Questar InfoComm"). The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.

      Regulated Services has three subsidiaries: Questar Gas, a Utah corporation; Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); and Questar Energy Services, Inc. ("QES"). Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It has several subsidiaries-Questar Transportation Services Company, Questar Southern Trails Company and Questar TransColorado, Inc. Each subsidiary is incorporated in Utah and conducts operating, pipeline or processing operations. QES performs energy management, appliance financing, and other activities.

      Questar InfoComm owns data processing, communications, and electronic gas measurement equipment systems, and performs data processing, communications, and gas measurement services for other members of the consolidated group and third parties. It also owns a majority interest in Consonus, Inc., a Utah corporation that is involved in data security and related activities.

      Market Resources engages in various businesses not subject to state utility regulation through several subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and


                                       2-
production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Questar Exploration and Production Company ("QEP"), which engages in oil and gas exploration and related development and production activities throughout the western and Midcontinent portions of the United States and Canada (Canadian operations are conducted by Celsius Energy Resources Ltd.); Shenandoah Energy Inc. ("SEI"), which also engages in oil and gas exploration and production activities, primarily in eastern Utah; Questar Energy Trading Company ("QET"), which conducts energy marketing activities; and Questar Gas Management Company ("QGM"), which is engaged in gathering and field processing activities. Neither Market Resources nor any of its subsidiaries is a "public utility company," as such term is defined in the Act. All companies owned by Market Resources except SEI have their principal offices at 180 East 100 South Street, Salt Lake City, Utah. SEI has its principal office at 475 17th Street, Denver, Colorado.

      With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Questar's directly held subsidiaries have their principal executive offices at 180 East 100 South, Salt Lake City, Utah. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

      2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

      Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 731,900 sales and transportation customers (defined as active meters) in Utah,


                                       3-
southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 2001. Of these customers, 707,011 were located in Utah, 23,265 were located in southwestern Wyoming, 1,623 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 22,805 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 21,800 miles in its Utah distribution system.

      Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 44 percent of Questar Gas's total gas supply in 2001 and is reflected in Questar Gas's rates at "cost-of-service" prices.

      Questar Gas is directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants. QET markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.

      3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:


                                       4-

            (a) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE) AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

      During the 2001 calendar year, Questar Gas sold 94,334 thousand decatherms ("Mdth") of natural gas, including 83,650 Mdth at retail (defined as residential and commercial customers), and transported 54,624 Mdth of natural gas. (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each thousand cubic feet of natural gas contains approximately 1.051 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 10,684 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 2001 were $704,113,000, of which $654,422,000 were attributable to its operations in Utah, $26,178,000 were attributable to its operations in Wyoming, $121,000 were attributable to its operations in Colorado, and $1,163,000 were attributable to its operations in Idaho. (Questar Gas's total 2001 revenues included $22,229,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year. Questar Gas is the only public utility company among the Company's subsidiaries. Questar itself did not make any sales of natural or manufactured gas during 2001.

      The Company itself did not sell any natural or manufactured gas.

          (b) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

      During the 2001 calendar year, Questar Gas distributed at retail 3,099 Mdth of natural gas outside the state of Utah, it's state of incorporation.


                                       5-

      The Company itself did not distribute at retail any natural or manufactured gas.

            (c) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

      During 2001, Questar Gas sold 479 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 2001, also transported 608 Mdth of natural gas to customers outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 2001. Questar itself did not sell at wholesale any natural gas or manufactured gas during 2001.

      Questar itself did not sell at wholesale any natural or manufactured gas.

            (d) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

      During the 2001 calendar year, Questar Gas purchased 35,976 Mdth of natural gas or approximately 38 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.

      4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

            (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

      None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

            (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.


                                       6-

      None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

            (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

            (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

            (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENTS(S).

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                                  UNDERTAKING

      Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares


                                       7-
are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.

      Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

                                   EXHIBIT A

      A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

      The following exhibits are attached to and made a part of this filing:

Exhibit A-1.1         Consolidating Statement of Income of Questar
                      Corporation and Subsidiaries as of December 31,
                      2001

Exhibit A-1.2         Consolidating Statement of Income of Questar
                      Market Resources, Inc. and Subsidiaries as of
                      December 31, 2001


                                       8-

Exhibit A-2           Consolidated Statement of Common Shareholders' Equity,
                      Questar Corporation and Subsidiaries as of December 31,
                      2001.

Exhibit A-3.1         Consolidating Balance Sheet, Questar Corporation
                      and Subsidiaries as of December 31, 2001.

Exhibit A-3.2         Consolidating Balance Sheet, Questar Market
                      Resources, Inc. and Subsidiaries as of
                      December 31, 2001.


                                   EXHIBIT B

      AN ORGANIZATION CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

      Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.

      The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of April, 2002.

[corporate seal]                       QUESTAR CORPORATION

Attest:


/s/ Connie C. Holbrook                 By /s/ S. E. Parks
--------------------------------         ---------------------------------------
Connie C. Holbrook                       S. E. Parks
Secretary                                Senior Vice President, Treasurer and
                                         Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              Connie C. Holbrook
              Senior Vice President, General Counsel & Secretary
                              Questar Corporation
                      180 East 100 South, P.O. Box 45433
                        Salt Lake City, Utah 84145-0433


                                       9-

EXHIBIT A-1.1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001
(Unaudited)

                                               Questar Regulated Services
                                Questar     ---------------------------------
                                 Market                 Questar                 Questar      Corporate                   Questar
                                Resources   Questar     Pipeline     Other     InfoComm      and Other   Intercompany  Corporation
                              Consolidated    Gas     Consolidated            Consolidated   Operations   Transactions Consolidated
                              ------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
Revenues
  From unaffiliated
     customers                     $645,867   $701,150    $49,402     $4,603     $37,682      $    646                   $1,439,350
  From affiliated companies         100,530      2,963     75,491      1,463      29,158           286      $(209,891)
                              ------------------------------------------------------------------------------------------------------
     TOTAL REVENUES                 746,397    704,113    124,893      6,066      66,840           932       (209,891)    1,439,350

Operating expenses
  Cost of natural gas and
    other products sold             324,124    498,545                 2,204      25,949                     (175,811)      675,011
  Operating and maintenance         112,087    103,427     47,244      3,665      36,930        (1,803)       (31,195)      270,355
  Exploration                         6,986                                                                                   6,986
  Depreciation, depletion
    and amortization                 92,678     35,030     15,407        213       7,700           707                      151,735
  Abandonment and impairment
    of oil and gas properties         5,171                                                                                   5,171
  Other expenses                     46,010      8,729      2,920         67         215           929         (2,885)       55,985
                              ------------------------------------------------------------------------------------------------------
    Total operating expenses        587,056    645,731     65,571      6,149      70,794          (167)      (209,891)    1,165,243
                              ------------------------------------------------------------------------------------------------------
    Operating income (loss)         159,341     58,382     59,322        (83)     (3,954)        1,099                      274,107

Interest and other income            17,618      5,158      5,950      5,374       1,547        13,410        (12,034)       37,023
Income (loss) from
  unconsolidated affiliates           1,265                (1,106)                                                              159
Debt expense                        (22,872)   (23,777)   (16,908)      (572)     (1,589)      (11,149)        12,034       (64,833)
Income tax                          (54,218)   (13,890)   (17,517)    (1,888)      1,161        (1,918)                     (88,270)
                              ------------------------------------------------------------------------------------------------------
    Net income                     $101,134   $ 25,873    $29,741     $2,831     ($2,835)     $  1,442                   $  158,186
                              ======================================================================================================

EXHIBIT A-1.2
QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001
(Unaudited)


                                                                                                                          Questar
                                 Questar     Shenandoah                Questar      Questar    Questar                    Market
                               Exp & Prod    Energy Inc.   Wexpro      Energy         Gas       Market    Intercompany    Resources
                              Consolidated  Consolidated   Company   Trading Con.  Management  Resources  Transactions  Consolidated
                              ------------------------------------------------------------------------------------------------------
                                                                          (In Thousands)

Revenues
  From unaffiliated customers      $252,041      $28,535    $12,465   $332,863      $19,963                              $645,867
  From affiliated companies                          807     88,936    195,383       12,125               $(196,721)      100,530
                              ----------------------------------------------------------------------------------------------------
     TOTAL REVENUES                 252,041       29,342    101,401    528,246       32,088                (196,721)      746,397

Operating expenses
  Cost of natural gas and
    other products sold               2,548                            517,552          566                (196,542)      324,124
  Operating and maintenance          58,900       11,988     18,207      3,555       19,616                    (179)      112,087
  Exploration                         6,960           61        (35)                                                        6,986
  Depreciation, depletion and
     amortization                    62,231        9,657     15,051        713        5,026                                92,678
  Abandonment and impairment
    of oil and gas properties         4,919          252                                                                    5,171
  Other expenses                     21,551          785     23,148         96          430                                46,010
                              ----------------------------------------------------------------------------------------------------
    Total operating expenses        157,109       22,743     56,371    521,916       25,638                (196,721)      587,056
                              ----------------------------------------------------------------------------------------------------
    Operating income (loss)          94,932        6,599     45,030      6,330        6,450                               159,341

Interest and other income            14,311          (46)       847      1,269        1,236     18,774      (18,773)       17,618
Income from unconsolidated
   affiliates                           213                                288          764                                 1,265
Debt expense                        (14,010)      (4,192)    (1,789)    (1,968)        (912)   (18,774)      18,773       (22,872)
Income tax                          (32,273)      (1,082)   (15,847)    (2,270)      (2,746)                              (54,218)
                              ----------------------------------------------------------------------------------------------------
    Net income                     $ 63,173      $ 1,279    $28,241   $  3,649      $ 4,792                              $101,134
                              ====================================================================================================

EXHIBIT A-2
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(Unaudited)


                                                  Common Stock                           Note          Other        Compre-
                                            ---------------------------  Retained     Receivable   Comprehensive    hensive
                                              Shares        Amount       Earnings      from ESOP      Income        Income
                                            -----------------------------------------------------------------------------------
                                                                           (Dollars in Thousands)

BALANCES AT JANUARY 1, 1999                   82,632,078      $298,888      $535,460       ($3,955)      $18,359
  Issuance of common stock                       488,302         8,124
  Purchase of common stock                    (1,701,527)      (28,575)
  1999 net income                                                             96,852                                   $96,852
  Payment of common stock dividends
      of $.67 per share                                                      (55,328)
  Income tax benefit of dividends paid
     to ESOP                                                                     38
  Collection of note receivable from ESOP                                                    3,955
  Other comprehensive income
    Unrealized loss on securities available
        for sale, net of income tax benefit
        of $13,193                                                                                        21,303        21,303
    Foreign currency translation adjustment,
        net of income taxes of $327                                                                         (605)         (605)
                                            -----------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999                 81,418,853       278,437       577,022                      39,057      $117,550
                                                                                                                 ==============
  Issuance of common stock                       958,232        11,764
  Purchase of common stock                    (1,558,811)      (25,543)
  2000 net income                                                            149,477                                  $149,477
  Payment of common stock dividends
      of $.685 per share                                                     (55,084)
  Income tax benefit associated with
    exercise of nonqualified options and
    premature dispositions                                       3,972
  Other comprehensive income
    Unrealized loss on securities available
        for sale, net of
        income tax benefit of $16,767                                                                    (25,453)      (25,453)
    Foreign currency translation adjustment,
        net of income tax benefit of $949                                                                 (1,017)       (1,017)
                                            -----------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                 80,818,274      $268,630      $671,415                     $12,587      $123,007
                                                                                                                 ==============
  Issuance of common stock                       705,576        23,316
  Purchase of common stock                          (443)      (12,488)
  2001 net income                                                            158,186                                  $158,186
  Payment of common stock dividends
      of $.705 per share                                                     (57,193)
  Income tax benefit associated with
  exercise of nonqualified options and
  premature dispositions                                         2,839
  Other comprehensive income
    Unrealized gain on energy hedging
      transactions,
        net of income tax benefit of $57,048                                                              25,919        25,919
    Unrealized loss on securities available
      for sale,
        net of income tax benefit of $6,565                                                              (10,595)      (10,595)
    Unrealized loss on interest rate swapes,
        net of income tax benefit of $235                                                                   (392)         (392)
    Foreign currency translation adjustment,
        net of income tax benefit of $1,304                                                               (1,443)       (1,443)
                                            -----------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001                 81,523,407      $282,297      $772,408                     $26,076      $171,675
                                            ===================================================================================

EXHIBIT A-3.1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Unaudited)

                                                                                          Questar Regulated Services
                                                                                       -------------------------------    Questar
                               Questar                     Questar      Corporate                 Questar                 Market
                             Corporation   Intercompany    InfoComm      and Other    Questar     Pipeline      Other     Resources
                            Consolidated   Transactions  Consolidated   Operations      Gas     Consolidated            Consolidated
                            --------------------------------------------------------------------------------------------------------
                                                                              (In Thousands)
CURRENT ASSETS
  Cash and cash equivalents    $   11,300                     $ 2,666    $    1,541      $4,366         $520      ($63)       $2,270
  Notes receivable from
     affiliates                 ($408,200)        2,400       395,100                                            1,200         9,500
  Accounts and notes
     receivable                   205,457       (37,660)        7,995        13,929     107,886        9,681    13,749        89,877
  Federal income taxes
     receivable                     3,593                         477        (1,024)        363       (4,152)     (497)        8,426
  Hedging receivable               50,270                                                                                     50,270
  Inventories, at lower of
     average cost or market        49,128                         207                    27,023        2,328       198        19,372
  Prepaid expenses and other       16,136                         792         1,469       1,097          643       474        11,661
  Purchased gas adjustment          8,296                                                 8,296
                            --------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS           344,180      (445,860)       14,537       411,015     149,031        9,020    15,061       191,376
PROPERTY, PLANT AND
   EQUIPMENT                    4,089,407                      63,967        11,054   1,144,455      881,248     9,519     1,979,164
  Less accumulated
     depreciation,
     depletion and
     amortization               1,524,309                      37,452         4,603     489,583      256,755     4,586       731,330
                            --------------------------------------------------------------------------------------------------------
  NET PROPERTY, PLANT
     AND EQUIPMENT              2,565,098                      26,515         6,451     654,872      624,493     4,933     1,247,834
INVESTMENT IN
   UNCONSOLIDATED AFFILIATES      144,928    (1,664,555)                  1,114,462                  121,099   550,093        23,829
SECURITIES AVAILABLE FOR
   SALE, approximates fair
   value                           13,623                       4,916         8,707
CASH ESCROW DEPOSITS                6,838                         441         6,000                                397
LONG-TERM NOTES RECEIVABLE          9,122        (5,000)                      5,000                              9,122
GOODWILL                           90,927                      18,228                     5,876                               66,823
OTHER ASSETS                       60,995                       9,513         1,109      24,065       19,109     3,920         3,279
                            --------------------------------------------------------------------------------------------------------
                               $3,235,711   ($2,115,415)      $74,150    $1,552,744    $833,844     $773,721  $583,526    $1,533,141
                            ========================================================================================================

CURRENT LIABILITIES
  Short-term loans               $530,246                      $1,746      $428,500                 $100,000
  Notes payable to affiliates                 ($408,200)       18,800        16,600    $ 66,600       18,300  $ 12,800       275,100
  Accounts payable and accrued
     expenses                     200,855       (37,660)       10,540         9,355      74,324       22,867    16,387       105,042
  Interest payable                 13,193                                       438       5,570        2,380                   4,805
  Other taxes payable              33,694                         176           370       8,539         (424)      131        24,902
  Deferred income taxes             3,153                                                 3,153
                              ------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES     781,141      (445,860)       31,262       455,263     158,186      143,123    29,318       409,849
LONG-TERM DEBT, less current
   portion                        997,423                                       132     285,000      310,065                 402,226
LONG-TERM NOTES PAYABLE                          (5,000)        5,000
OTHER LIABILITIES                  27,286                         219        10,355         452        4,434       582        11,244
DEFERRED INVESTMENT TAX CREDIT      4,966                                                 4,960            6
DEFERRED INCOME TAXES             324,309                        (768)         (823)     79,317       73,216    (1,657)      175,024
MINORITY INTEREST                  19,805                      11,436                                                          8,369

COMMON SHAREHOLDERS' EQUITY
  Common stock                    282,297       (34,349)          277       282,535      22,974        6,551                   4,309
  Additional paid-in capital                   (937,583)        7,705         5,206     121,875      142,034   544,736       116,027
  Retained earnings               772,408      (669,784)       19,019       774,000     161,080       94,292    10,547       383,254
  Other comprehensive income       26,076       (22,839)                     26,076                                           22,839
                              ------------------------------------------------------------------------------------------------------
    TOTAL COMMON
       SHAREHOLDERS' EQUITY     1,080,781    (1,664,555)       27,001     1,087,817     305,929      242,877   555,283       526,429
                              ------------------------------------------------------------------------------------------------------
                               $3,235,711   ($2,115,415)      $74,150    $1,552,744    $833,844     $773,721  $583,526    $1,533,141
                              ======================================================================================================

EXHIBIT A-3.2
QUESTAR MARKET RESOURCES INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Unaudited)

                                  Questar
                                   Market                     Questar                  Questar       Shenandoah   Questar  Questar
                                  Resources   Intercompany     Market       Wexpro       E & P       Energy Inc.   Energy    Gas
                                Consolidated  Eliminations    Resources     Company   Consolidated  Consolidated  Trading Management
                                ----------------------------------------------------------------------------------------------------
                                                                    (In Thousands)

CURRENT ASSETS
  Cash and cash equivalents       $     2,270  $          -   $     1,084  $    (441)  $   1,204   $  (4,221)   $  4,562  $     82
  Notes receivable from
     affiliates                         9,500      (237,500)      237,500                                          9,500
  Federal income taxes
     receivable                         8,426                           2       (592)     10,045                  (1,771)      742
  Accounts and notes
     receivable                        89,877       (38,807)        5,950     20,046      53,127      10,525      30,759     8,277
  Hedging receivable                   50,270                        (627)                35,346       8,213       7,338
  Inventories, at lower of
     average cost or market            19,372                                  2,306       1,318       1,357      14,245       146
  Prepaid expenses and other           11,661                          20      1,446       4,937       4,629         130       499
                                ---------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS              191,376      (276,307)      243,929     22,765     105,977      20,503      64,763     9,746
PROPERTY, PLANT AND EQUIPMENT       1,979,164                                405,783     958,097     458,493      34,092   122,699
  Less accumulated
     depreciation, depletion
     and amortization                 731,330                                207,410     453,773       9,657       1,296    59,194
                                ---------------------------------------------------------------------------------------------------
  NET PROPERTY, PLANT AND
     EQUIPMENT                      1,247,834                                198,373     504,324     448,836      32,796    63,505
INVESTMENT IN UNCONSOLIDATED
AFFILIATES                             23,829      (524,141)      524,141                    316                     943    22,570
LONG-TERM NOTES RECEIVABLE                         (370,000)      370,000
GOODWILL                               66,823                                                         66,823
OTHER ASSETS                            3,279                       1,606                  1,617          56
                                ---------------------------------------------------------------------------------------------------
                                  $ 1,533,141  $ (1,170,448)  $ 1,139,676  $ 221,138   $ 612,234   $ 536,218    $ 98,502  $ 95,821
                                ===================================================================================================

CURRENT LIABILITIES
  Short-term loans
  Notes payable to affiliates        $275,100     ($237,500)     $237,500     $4,600     $15,100    $255,000                  $400
  Accounts payable and
     accrued expenses                 103,346       (38,807)        1,093     13,995      49,129      15,961      50,291    11,684
  Interest payable                      4,805                       4,767                     38
  Other taxes payable                  24,902                                 14,204       8,777         923         398       600
  Current portion of
     long-term debt                     1,696                                              1,696
                                ---------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES         409,849      (276,307)      243,360     32,799      74,740     271,884      50,689    12,684
LONG-TERM DEBT, less current
   portion                            402,226                     370,000                 32,226
LONG-TERM NOTES PAYABLE                            (370,000)                  84,200     189,780      39,420      27,200    29,400
DEFERRED CREDITS                       11,244                         204      1,341       7,105         763          64     1,767
DEFERRED INCOME TAXES                 175,024                        (317)    27,935      64,876      60,771       3,796    17,963
MINORITY INTEREST                       8,369                                                                      8,369

COMMON SHAREHOLDER'S EQUITY
  Common stock                          4,309       (28,516)        4,309     22,517       5,999
  Additional paid-in capital          116,027      (324,783)      116,027                143,499     162,954           1    18,329
  Retained earnings                   383,254      (147,612)      383,254     52,346      74,578       1,279       3,731    15,678
  Comprehensive Income                 22,839       (23,230)       22,839                 19,431        (853)      4,652
                                ---------------------------------------------------------------------------------------------------
  TOTAL COMMON SHAREHOLDER'S
     EQUITY                           526,429      (524,141)      526,429     74,863     243,507     163,380       8,384    34,007
                                ---------------------------------------------------------------------------------------------------
                                  $ 1,533,141  $ (1,170,448)  $ 1,139,676  $ 221,138   $ 612,234   $ 536,218    $ 98,502  $ 95,821
                                ===================================================================================================